SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                                 --------------

                                  SCHEDULE 13G/A
                                 (Rule 13d-102)

             INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
           TO RULES 13d-1(b)(c), AND (d) AND AMENDMENTS THERETO FILED
                            PURSUANT TO RULE 13d-2(b)
                               (Amendment No. 1)(1)

                              Cardiac Science, Inc.
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                                (Name of Issuer)

                          Common Stock, $.001 par value
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                         (Title of Class of Securities)

                                    141410209
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                                 (CUSIP Number)

                               September 26, 2001
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             (Date of Event Which Requires Filing of this Statement)

         Pascal Moura                           Vanessa Coleby
         equity4life AG                         EquityFourLife (Bahamas) Ltd.
         Muhlebachstrasse 54                    P.O. Box N-7768
         8034 Zurich                            Ansbacher House
         Switzerland                            Bank Lane
         011-411-265-3970                       Nassau, Bahamas
                                                242-322-1161

                  (Name & Address & Telephone Number of Person
                Authorized to Receive Notices and Communications)

      Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

                               |_| Rule 13d-1 (b)
                               |X| Rule 13d-1 (c)
                               |_| Rule 13d-1 (d)

----------
      (1) The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

      The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 141410209                       13G                  Page 2 of 8 Pages
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1   NAME OF REPORTING PERSON
    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

    EquityFourLife (Bahamas) Ltd.
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2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                         (a) |_|
                                                                         (b) |X|
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3   SEC USE ONLY

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4   CITIZENSHIP OR PLACE OF ORGANIZATION

    Bahamas
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                  5    SOLE VOTING POWER

                       0
                  --------------------------------------------------------------
  NUMBER OF       6    SHARED VOTING POWER
    SHARES
 BENEFICIALLY          5,750,000
   OWNED BY       --------------------------------------------------------------
     EACH         7    SOLE DISPOSITIVE POWER
  REPORTING
    PERSON             0
     WITH         --------------------------------------------------------------
                  8    SHARED DISPOSITIVE POWER

                       5,750,000
--------------------------------------------------------------------------------
9   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

    5,750,000
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10  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*

    CERTAIN SHARES*                                                          |_|
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11  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

    11.5%
--------------------------------------------------------------------------------
12  TYPE OF REPORTING PERSON*

    CO
--------------------------------------------------------------------------------
                     *SEE INSTRUCTIONS BEFORE FILLING OUT

CUSIP No. 141410209                       13G                  Page 3 of 8 Pages
--------------------------------------------------------------------------------
1   NAME OF REPORTING PERSON
    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

    equity4life AG
--------------------------------------------------------------------------------
2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                         (a) |_|
                                                                         (b) |X|
--------------------------------------------------------------------------------
3   SEC USE ONLY

--------------------------------------------------------------------------------
4   CITIZENSHIP OR PLACE OF ORGANIZATION

    Switzerland
--------------------------------------------------------------------------------
                  5    SOLE VOTING POWER

                       0
                  --------------------------------------------------------------
  NUMBER OF       6    SHARED VOTING POWER
    SHARES
 BENEFICIALLY          5,750,000
   OWNED BY       --------------------------------------------------------------
     EACH         7    SOLE DISPOSITIVE POWER
  REPORTING
    PERSON             0
     WITH         --------------------------------------------------------------
                  8    SHARED DISPOSITIVE POWER

                       5,750,000
--------------------------------------------------------------------------------
9   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

    5,750,000
--------------------------------------------------------------------------------
10  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*

    CERTAIN SHARES*                                                          |_|
--------------------------------------------------------------------------------
11  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

    11.5%
--------------------------------------------------------------------------------
12  TYPE OF REPORTING PERSON*

    CO
--------------------------------------------------------------------------------
                     *SEE INSTRUCTIONS BEFORE FILLING OUT

CUSIP No. 141410209                       13G                  Page 4 of 8 Pages

Item 1(a).  Name of Issuer:

            Cardiac Science, Inc.

Item 1(b).  Address of Issuer's Principal Executive Offices:

            16931 Millikan Avenue
            Irvine, CA 92606

Item 2(a).  Name of Person Filing:

            EquityFourLife (Bahamas) Ltd.

            equity4life AG

Item 2(b).  Address of Principal Business Office or, if None, Residence:

            EquityFourLife (Bahamas) Ltd.: P.O. Box N-7768, Ansbacher House, Bank Lane, Nassau, Bahamas

            equity4life AG: Muhlebachstrasse 54, 8034 Zurich, Switzerland

Item 2(c).  Citizenship:

            EquityFourLife (Bahamas) Ltd.: Bahamas

            equity4life AG: Switzerland

Item 2(d).  Title of Class of Securities:

            Common Stock, par value $.001 per share

Item 2(e).  CUSIP Number:

            141410209

Item 3.     If This Statement is Filed Pursuant to Rule 13d-1(b), or 13d-2(b) or
            (c), Check Whether the Person Filing is a:

            (a)   |_|   Broker or dealer registered under Section 15 of the
                        Exchange Act.

            (b)   |_|   Bank as defined in Section 3(a)(6) of the Exchange Act.

            (c)   |_|   Insurance Company as defined in Section 3(a)(19) of the
                        Exchange Act.

            (d)   |_|   Investment Company registered under Section 8 of the
                        Investment Company Act.

            (e)   |_|   An investment adviser in accordance with Rule
                        13d-1(b)(1)(ii)(E);

            (f)   |_|   An employee benefit plan or endowment fund in accordance
                        with Rule 13d-1(b)(1)(ii)(F);

CUSIP No. 141410209                      13G                   Page 5 of 8 Pages

            (g)   |_|   A parent holding company or control person in accordance
                        with Rule 13d-1(b)(1)(ii)(G);

            (h)   |_|   A savings association as defined in Section 3(b) of the
                        Federal Deposit Insurance Act;

            (i)   |_|   A church plan that is excluded from the definition of an
                        investment company under Section 3(c)(14) of the Investment Company Act;

            (j)   |_|   Group, in accordance with Rule 13d-1(b)(1)(ii)(J).

Item 4. Ownership (As of October 12, 2001)

      (a)   Amount beneficially owned:

            EquityFourLife (Bahamas) Ltd. ("EquityFourLife") owns directly 5,750,000 shares of common stock, $.001 par value (the "Common Stock"), of Cardiac Science, Inc. (the "Issuer"), representing a 11.5% beneficial ownership of the shares of Common Stock outstanding.

            EquityFourLife is wholly owned by equity4life AG ("equity4life AG"), a corporation incorporated under Swiss law, which may be deemed to beneficially own the 5,750,000 shares of Common Stock of the Issuer beneficially owned by EquityFourLife.

            The filing of this Amendment No.1 to Schedule 13G by equity4life AG shall not be construed as an admission that equity4life AG is, for purposes of Section 13(g) of the Securities Exchange Act of 1934, the beneficial owner of any securities covered by this Amendment No.1 to Schedule 13G.

      (b)   Percent of class:

            EquityFourLife beneficially and of record owns 5,750,000 shares of Common Stock of the Issuer, representing 11.5% direct beneficial ownership of the shares of Common Stock outstanding.

            EquityFourLife is wholly owned by equity4life AG which may be deemed to beneficially own the 5,750,000 shares of Common Stock of Issuer beneficially owned by EquityFourLife representing a 11.5% indirect beneficial ownership of the shares of Common Stock outstanding.

            The percentages of ownership are based on the 50,100,000 shares of Common Stock represented by the Company to be outstanding as of October 12, 2001.

      (c)   Number of shares as to which such person has:

            (i)   Sole power to vote or direct the vote

                  EquityFourLife: 0
                  equity4life AG: 0

CUSIP No. 141410209                   13G                      Page 6 of 8 Pages

            (ii)  Shared power to vote or direct the vote

                  EquityFourLife: 5,750,000
                  equity4life AG: 5,750,000

            (iii) Sole power to dispose or to direct the disposition of

                  EquityFourLife: 0
                  equity4life AG: 0

            (iv)  Shared power to dispose or to direct the disposition of

                  EquityFourLife: 5,750,000
                  equity4life AG: 5,750,000

Item 5. Ownership of Five Percent or Less of a Class.

      If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following |_|.

Item 6. Ownership of More than Five Percent on Behalf of Another Person.

        Not applicable.

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person.

        Not applicable.

Item 8. Identification and Classification of Members of the Group.

        Not Applicable.

Item 9. Notice of Dissolution of Group.

        Not Applicable.

CUSIP No. 141410209                   13G                      Page 7 of 8 Pages

Item 10. Certifications.

            "By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect."

            After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                                  October 22, 2001
                                                  ------------------------------
                                                             (Date)

                                                  EQUITYFOURLIFE (BAHAMAS) LTD.


                                                  By: /s/ Leggat-Smith Lindsay
                                                      --------------------------
                                                  Name: Leggat Smith Lindsay
                                                  Title: Director


                                                  By: /s/ Saurin Pirjo
                                                      --------------------------
                                                  Name: Saurin Pirjo
                                                  Title: Director

CUSIP No. 141410209                     13G                    Page 8 of 8 Pages

Item 10. Certifications.

            "By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect."

            After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                                  October 22, 2001
                                                  ------------------------------
                                                              (Date)

                                                  EQUITY4LIFE AG


                                                  By: /s/ Pascal Moura
                                                      --------------------------
                                                  Name: Pascal Moura
                                                  Title: Asset Manager


                                                  By: /s/ Hannes Glaus
                                                      --------------------------
                                                  Name: Hannes Glaus
                                                  Title: